UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)**

Apartment Investment and Management Company

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

03748R754

(CUSIP Number)

Joseph G. Beard

2550 Pacific Ave, Suite 1600

Dallas, Texas 75226

(214) 515-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

This Schedule 13D constitutes (i) Amendment No. 1 to the Schedule 13D filing by Westdale Investments LP, JGB Ventures I, Ltd., JGB Holdings, Inc. and Joseph Beard and (i) the initial Schedule 13D filing by Westdale Construction Co. Limited, Ronald Kimel and Warren Kimel. See Explanatory Note.

SCHEDULE 13D

CUSIP No. 03748R754	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Westdale Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,857,295
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,857,295

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,857,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.18%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 03748R754	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JGB Ventures I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,857,295
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,857,295

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,857,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.18%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 03748R754	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JGB Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,857,295
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,857,295

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,857,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.18%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 03748R754	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph Beard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,857,295
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,857,295

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,857,295
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.18%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 03748R754	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Westdale Construction Co. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 950,450
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 950,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.63%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 03748R754	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ronald Kimel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 950,450
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 950,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.63%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 03748R754	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warren Kimel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 950,450
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 950,450

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.63%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03748R754	Page 9 of 17 Pages

SCHEDULE 13D

Explanatory Note:

This filing constitutes (i) Amendment No. 1 (this “Amendment”) to the Schedule 13D jointly filed by Westdale Investments LP., a Texas limited partnership (“WI”), JGB Ventures I, Ltd., a Texas limited partnership and the general partner of WI (“JGB I”), JGB Holdings, Inc., a Texas corporation and the general partner of JGB I (“Holdings”), and Joseph G. Beard (“Beard,” and collectively with WI, JGB I, and Holdings, the “Original Filers”), a citizen of the United States and the President and sole shareholder of Holdings, with the Securities and Exchange Commission (the “SEC”) on August 10, 2022 (the “Original Schedule 13D”) (the Original Schedule 13D, as further amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the shares of Class A Common Stock (“Stock”) of Apartment Investment and Management Company, a Maryland corporation (the “Issuer”), and (ii) the initial Schedule 13D filing by Westdale Construction Co. Limited, an Ontario corporation (“WCCL”), Ronald Kimel (“R. Kimel”), a citizen of Canada and a controlling shareholder of WCCL, and Warren Kimel (“W. Kimel,” and collectively with WCCL and R. Kimel, the “New Filers,” and the New Filers collectively with the Original Filers, the “Reporting Persons”), a citizen of Canada and a controlling shareholder of WCCL, with respect to the Stock. The Reporting Persons are filing this Amendment to disclose that the Original Filers and the New Filers have entered into a Joint Filing Agreement, dated November 18, 2022, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act. Accordingly, the Reporting Persons have made this filing jointly pursuant to Rule 13d-1(k)(1).

This Amendment amends and restates Original Filers’ Original Schedule 13D. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1. Security and Issuer.

Item 1 to the Schedule 13D remains as set forth in the Original Schedule 13D, which reads as follows:

(a)	Name of Issuer: Apartment Investment and Management Company

(b)	Address of Issuer’s Principal Executive Offices:

4582 South Ulster Street

Suite 1100

Denver, Co, 80237

(c)	Title and Class of Securities: Class A Common Stock

(d)	CUSIP Number: 03748R754

Item 2. Identity and Background.

Item	2 to the Schedule 13D is hereby amended and restated as follows:

(a)	Name of Persons Filing: This Schedule 13D is being filed jointly by:

(i)	Westdale Investments LP., a Texas limited partnership (“WI”);

CUSIP No. 03748R754	Page 10 of 17 Pages

(ii) JGB Ventures I, Ltd., a Texas limited partnership and the general partner of WI (“JGB I”);

(iii) JGB Holdings, Inc., a Texas corporation and the general partner of JGB I (“Holdings”);

(iv) Joseph G. Beard (“Beard,” and collectively with WI, JGB I, and Holdings, the “Original Filers”), a citizen of the United States and the President and sole shareholder of Holdings;

(v) Westdale Construction Co. Limited, an Ontario corporation (“WCCL”);

(vi) Ronald Kimel (“R. Kimel”), a citizen of Canada and a controlling shareholder of WCCL; and

(vii) Warren Kimel (“W. Kimel,” and collectively with WCCL and R. Kimel, the “New Filers,” and, collectively with the Original Filers, the “Reporting Persons”), a citizen of Canada and a controlling shareholder of WCCL.

All voting and investment decisions with respect to securities held by the Original Filers are made by Beard. All voting and investment decisions with respect to securities held by the New Filers are made jointly by R. Kimel and W. Kimel.

The Original Filers and the New Filers may each be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor any of the information contained herein shall be deemed to be an admission by any of the Original Filers or the New Filers that a “group” exists.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 18, 2022, pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 to Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b) Address of Principal Business Office: The address of the principal business office of each of the Original Filers is 2550 Pacific Ave, Suite 1600, Dallas, Texas 75226. The address of the principal business office of each of the New Filers is 35 Lesmill Road, Toronto, Ontario, M3B 2T3.

(c) The principal occupation or employment of each of WI, JGB I, Holdings and WCCL is investments. Beard’s principal occupation or employment is serving as the President of Holdings, the general partner of JGB I. The principal occupation or employment of each of R. Kimel and W. Kimel is investments.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/Place of Organization: (i) WI is a Texas limited partnership; (ii) JGB I is a Texas limited partnership; (iii) Holdings is a Texas corporation; (iv) Beard is an individual who is a citizen of the United States; (v) WCCL is an Ontario corporation; (vi) R. Kimel is an individual who is a citizen of Canada; and (vii) W. Kimel is an individual who is a citizen of Canada.

CUSIP No. 03748R754	Page 11 of 17 Pages

Item 3. Source or Amount of Funds or Other Consideration.

Item 3 to the Schedule 13D is hereby amended and restated as follows:

The source and amount of funds used by each of WI and WCCL to purchase its Stock is Working Capital. As used herein, the term “Working Capital” includes income from the business operations of each entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general.

Item 4. Purpose of Transaction.

Item 4 to the Schedule 13D is hereby amended and restated as follows:

Pursuant to a series of transactions ending on October 7, 2022, WI has purchased an aggregate of 7,857,295 shares of Stock for an aggregate of $49,898,325 in cash. The shares of Stock were acquired by WI for the purpose of investment.

Pursuant to a series of transactions ending on June 22, 2022, WCCL has purchased an aggregate of 1,177,111 shares of Stock for an aggregate of $7,007,883 in cash. The shares of Stock were acquired by WCCL for the purpose of investment. Pursuant to a series of transactions ending on November 3, 2022, WCCL has sold for an aggregate of $2,038,792 in cash an aggregate of 226,661 shares of Stock.

Subject to the foregoing, the Reporting Persons intend to continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Stock, monetary and stock market conditions and other further developments. As a part of such evaluation, one or more of the Reporting Persons may participate in meetings or hold discussions with the Issuer’s management, other shareholders and other persons in which the Reporting Persons may express their views with respect to potential changes in the operations, assets, capital structure or ownership of the Issuer as a means of enhancing shareholder value. Such expression of views may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D.

Depending upon, among other things, the factors set forth above, the Reporting Persons reserve the right to (i) dispose of all or part of their investment in the Stock at any time, (ii) acquire additional shares of Stock by tender offer, in the open market, in private transactions or otherwise, (iii) propose a merger or similar business combination with the Issuer or its affiliates, (iv) seek control of the Issuer by stock ownership or otherwise, or (v) take any other action with respect to the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 03748R754	Page 12 of 17 Pages

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is hereby amended and restated as follows:

JGB I is the sole general partner of WI, Holdings is the sole general partner of JGB I, and Beard is the President and sole shareholder of Holdings. Pursuant to Rule 13d-3, each of WI, JGB I, Holdings and Beard may be deemed to be the beneficial owner of 7,857,295 shares of the Stock owned directly by WI, which constitutes approximately 5.18% of the 151,632,179 shares of the Stock outstanding as of November 4, 2022 (the “Outstanding Shares”), according to the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2022. Each of such persons, either directly or indirectly, may have or share the power to vote or to direct the vote of, and to dispose of or to direct the disposition of, such shares of Stock.

R. Kimel and W. Kimel are the controlling shareholders of WCCL. Pursuant to Rule 13d-3, each of WCCL, R. Kimel and W. Kimel may be deemed to be the beneficial owner of 950,450 shares of the Stock owned directly by WCCL, which constitutes approximately 0.63% of the Outstanding Shares. Each of such persons, either directly or indirectly, may have or share the power to vote or to direct the vote of, and to dispose of or to direct the disposition of, such shares of Stock.

Other than as set forth above, none of the Reporting Persons named herein is the beneficial owner of any shares of the Stock.

During the last 60 days, WI has purchased shares of the Stock in open market transactions on the New York Stock Exchange as follows:

Date of Purchase	Number of Shares	Price Per Share ($)
October 7, 2022	50,000	7.0829
October 7, 2022	25,000	7.0880
October 7, 2022	25,000	7.0968
October 7, 2022	25,000	7.0850

During the last 60 days, WCCL has sold shares of the Stock in open market transactions on the New York Stock Exchange as follows:

CUSIP No. 03748R754	Page 13 of 17 Pages

Date of Sale	Number of Shares*	Price Per Share ($)
September 20, 2022	(20,000)	8.8700
November 3, 2022	(25,000)	7.9364

*	Sales indicated in parentheses

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

Item 6 to the Schedule 13D is hereby amended and restated as follows:

To the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over shares of the Stock.

Item 7. Material to be filed as Exhibits.

Item 7 to the Schedule 13D is hereby supplemented and amended to add the following exhibit:

Exhibit A-Joint Filing Agreement

CUSIP No. 03748R754	Page 14 of 17 Pages

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2022

WESTDALE INVESTMENTS, LP

By: JGB Ventures I, Ltd.
Its General Partner

By: JGB Holdings, Inc.,
Its General Partner

By:	/s/ Joseph G. Beard
Name: Joseph G. Beard
Title: President

JGB VENTURES I, LTD.

By: JGB Holdings, Inc.
Its General Partner

By:	/s/ Joseph G. Beard
Name: Joseph G. Beard
Title: President

JGB HOLDINGS, INC.

By:	/s/ Joseph G. Beard
Name: Joseph G. Beard
Title: President

/s/ Joseph G. Beard
Joseph G. Beard

CUSIP No. 03748R754	Page 15 of 17 Pages

WESTDALE CONSTRUCTION CO. LIMITED

By:	/s/ Mitchell Cohen
Name: Mitchell Cohen
Title: Authorized Signing Officer

/s/ Ronald Kimel
Ronald Kimel

/s/ Warren Kimel
Warren Kimel

CUSIP No. 03748R754	Page 16 of 17 Pages

Exhibit A

JOINT FILING AGREEMENT

Each of the undersigned agrees that (i) the statement on Amendment No. 1 to Schedule 13D relating to the Class A Common Stock of Apartment Investment and Management Company has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D, as amended, will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D, as amended, as to any of the undersigned upon such person giving written notice thereof to each of the other persons signature hereto, at the principal office thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: November 18, 2022

WESTDALE INVESTMENTS, LP

By: JGB Ventures I, Ltd.
Its General Partner

By: JGB Holdings, Inc.,
Its General Partner

By:	/s/ Joseph G. Beard
Name: Joseph G. Beard
Title: President

JGB VENTURES I, LTD.

By: JGB Holdings, Inc.
Its General Partner

By:	/s/ Joseph G. Beard
Name: Joseph G. Beard
Title: President

JGB HOLDINGS, INC.

By:	/s/ Joseph G. Beard
Name: Joseph G. Beard
Title: President

/s/ Joseph G. Beard
Joseph G. Beard

CUSIP No. 03748R754	Page 17 of 17 Pages

WESTDALE CONSTRUCTION CO. LIMITED

By:	/s/ Mitchell Cohen
Name: Mitchell Cohen
Title: Authorized Signing Officer

/s/ Ronald Kimel
Ronald Kimel

/s/ Warren Kimel
Warren Kimel